02043303

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PE
5/31/02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUL 18 2002
WASH. D.C. 165 SECTION

Commission File Number: 1-15238

For the month of May 2002.
Total number of pages: 55.
The exhibit index is located on page 2.

PROCESSED
JUL 22 2002
THOMSON FINANCIAL

NIDEC CORPORATION

(Translation of registrant's name into English)

10 Tsutsumisoto-cho, Nishikyogoku
Ukyo-ku, Kyoto 615-0854, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TOKYO:21509.1

Page 1 of 4 Pages
Exhibit Index is on Page 2

Information furnished on this form:

EXHIBITS

TOKYO:21509.1

Nidec

For Immediate Release

July 17, 2002

Contact:

Tetsuji Arita, Managing Director
Telephone: +81-75-316-3385
E-mail: TETSUJI_ARITA@notes.nidec.co.jp

New York Stock Exchange Symbol: NJ
Stock Exchange Code (Tokyo, Osaka): 6594

Nidec Sells off Power General to Ault Incorporated

Nidec Corporation (Kyoto, Japan-NYSE-NJ) announced today that its wholly owned subsidiary, Nidec America Corporation, sold the operating assets of its Power General division to Ault Incorporated. Ault Incorporated, which is headquartered in Minneapolis MN, is one of the leading North American manufacturers of external power conversion products.

The Power General division was one of three divisions of Nidec America Corporation and it specialized in the production and sales of custom AC/DC power supplies and DC/DC converter products. The decision to sell this business was made based on the strategic plan of Nidec Corporation to focus on its core rotational motion products. The management of Nidec Corporation believes that this transaction will not have a material impact on Nidec Corporation's consolidated financial performance.

1. Agreed amount for the transfer of business: US$ 2,440,000
2. Description of the acquiring company:
   - Name of the company: Ault Incorporated
   - Line of business: Development, production and sales of power supply units
   - Date of establishment: 1961
   - Location of the head office: Minneapolis, MN, North America
   - Company representative: Frederick M. Green (President and chief executive officer)
   - Paid in capital: US$ 20,713,000
3. Description of the transaction:
   - Date of contract: July 16, 2002
   - Date of business transfer: July 16, 2002

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NIDEC CORPORATION

CORPORATE OFFICE: 10 TSUTSUMISOTO-CHO, NISHIKYOGOKU, UKYO-KU, KYOTO 615-0854, JAPAN
PHONE: KYOTO +81-75-316-3644 FAX: +81-75-316-2563
URL: www.nidec.co.jp/english/index.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIDEC CORPORATION

Date: July 17, 2002

By:

Hiroshi Toriba
Senior Director, Investor Relations and Corporate Planning

TOKYO:21509.1